Exhibit 2.2

Description of the rights of B shares registered under Section 12 of the Securities Exchange Act of 1934

A. OFFER AND LISTING DETAILS

Novo Nordisk A/S (the “Company”) is a limited liability company organized under the laws of Denmark and registered with the Danish Business Authority under CVR number 24256790.

The Company has a total share capital of DKK 462,000,000, divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 354,512,800. Each A share of DKK 0.20 carries 200 votes and each B share of DKK 0.20 carries 20 votes at General Meetings of the Company.

The Company’s B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B" and on the New York Stock Exchange (NYSE) as American Depository Receipts (ADRs), traded under the symbol "NVO". Each of the Company’s A shares and B shares has been fully paid up and is registered, in the case of the A shares, on the Company's Register of Shareholders and, in the case of the B shares, by VP Securities, a central securities depositary in Denmark.

The A shares and the B shares have the rights, preferences and restrictions described below in “-Memorandum and Articles of Association.”

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following section summarizes certain material provisions of the Company’s Articles of Association, certain other constitutive documents and relevant Danish corporate law. For further information, see Exhibit 1.1 to this Form 20-F for a translation into the English language of the Articles of Association.

General
The Company’s objectives are to carry out research and development and to manufacture and commercialize pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by its Board of Directors. It strives to conduct its activities in a financially, environmentally and socially responsible way. The Company's objectives are set out in Article 2 of its Articles of Association.

Powers of the Board of Directors
All members of the Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. However, in the event of a tie, the Chair shall have the casting vote. The Board of Directors forms a quorum when at least a majority of its members is present.

According to the Danish Companies Act, no member of the Board of Directors or the Executive Management may take part in the consideration of any business involving agreements between any member of the Group and himself, legal actions brought against the individual, or any business involving agreements between any member of the Group and any third party or legal actions brought against any third party, if the individual has a major interest therein that might conflict with the Company’s interests. The Danish Companies Act also includes restrictions on the Company’s ability to grant loans or provide security to any member of the Board of Directors or anyone particularly close to such a member of the Board of Directors. The Company's ability to grant loans or provide security is subject to a number of conditions including shareholder approval or delegation of authorization to the Board of Directors by the General Meeting.

The remuneration of the Board of Directors must be approved by the Company’s shareholders at the Annual General Meeting.

According to the Company’s Articles of Association a person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

Rights, restrictions and preferences attaching to the shares
If the shareholders at an Annual General Meeting approve a recommendation by the Board of Directors to pay dividends, dividends shall be distributed as follows: a priority dividend of 0.5% to the holders of A shares and then up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares. A shares take priority for dividends below 0.5%. B shares take priority for dividends between 0.5% and 5%. However, in practice, A shares and B shares receive the same amount of dividends per share of DKK 0.01. Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company's Register of Shareholders as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through a central securities depository and an account-holding bank to shareholders registered by VP Securities at the time of payment.

The Board of Directors has been granted authority to distribute extraordinary dividends. This authority is included in the Articles of Association of the Company. Hence the Board of Directors has been granted authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. Any Board resolution to pay extraordinary dividends must be accompanied by a balance sheet showing that sufficient funds are available for distribution. An authorized auditor must review the balance sheet.

Exhibit 2.2 2021 - Novo Nordisk

Subject to the preference mechanism described above, the A shares and the B shares rank as equal in the event of a return on capital by the Company. Upon a winding-up, liquidation or otherwise, the B shares rank ahead of the A shares with regard to payment of each share’s nominal amount. All shares rank as equal in respect of further distributions from a winding-up.

Each A share of DKK 0.20 carries 200 votes and each B share of DKK 0.20 carries 20 votes at General Meetings. A shares are non-negotiable instruments whereas B shares are negotiable instruments.

The holders of A shares have a pro-rata right of first refusal with regard to any A shares sold by another shareholder. However, currently all A-shares are owned by Novo Holdings A/S and cannot be divested.

The share capital has been fully paid up and shareholders are not liable to further capital calls by the Company. No shareholder shall be obliged to have his shares redeemed in whole or in part. There is no sinking fund provision in the Articles of Association. There is no provision in the Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The members of the Board of Directors do not stand for reelection at staggered intervals and there is no cumulative voting arrangement.

Changes in shareholders’ rights
Changes in the rights of holders of A shares or B shares require an amendment of the Articles of Association. Unless stricter requirements are made under the Danish Companies Act for any such resolution to be passed, (i) at least 2/3 of the total number of votes in the Company shall be represented at the General Meeting, and (ii) at least 2/3 of the votes cast and of the voting share capital shall vote in favor of such a resolution. If the quorum requirement in (i) is not fulfilled, the Board of Directors shall within two weeks convene another General Meeting at which the resolution may be passed irrespective of the number of votes represented.

General Meetings
The Company’s General Meetings shall be held at a venue in the Capital Region of Denmark. Provided that certain conditions are met, as described in the Articles of Association and in the Danish companies act, the Board of Directors is authorized to resolve, when it considers it appropriate, that the General Meeting is held as a partially electronic or a fully electronic General Meeting. The Annual General Meeting shall be held before the end of April in every year. Extraordinary General Meetings shall be held as resolved by the General Meeting or the Board of Directors, or upon the request of the auditors or shareholders representing in total at least 5% of the share capital. The Extraordinary General Meeting shall then be called not later than two weeks after receipt of such request.

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be published on the Company’s website: novonordisk.com (the contents of this website are not incorporated by reference into this Form 20-F). The notice convening the meeting shall also be forwarded in writing (by mail or email at the Company's choice) to all shareholders entered in the Register of Owners who have so requested.

A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares or ADRs which such shareholder owns at the applicable record date. The Danish record date is one week prior to the General Meeting. Any shareholder who is entitled to attend the General Meeting is required to apply for an admission card to such General Meeting no later than three days prior to the date of such General Meeting. ADR holders who wish to attend the General Meeting in Denmark should contact Investor Relations, via e-mail to IRofficer@novonordisk.com.

The shares held by each shareholder at the Danish record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners.

Ownership restrictions
There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, the Company’s Articles of Association, or any other of its constituent documents.

Change of control
There is no provision in the Articles of Association, nor any other constituent document, that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries). However, based on the current shareholder structure, the voting rights held by holders of A shares outlined above afford the Novo Nordisk Foundation, acting through its wholly-owned subsidiary Novo Holdings A/S, to have veto power against any change of control.

Ownership disclosure
According to the Danish Capital Markets Act and the Danish Companies Act, shareholders of the Company must notify the Danish Financial Supervisory Authority and the Company of their ownership if they own 5% or more of the voting rights or share capital. Also, shareholders must notify changes in holdings if thresholds of 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100% and 1/3 and 2/3 of the voting rights or share capital are crossed.

Changes in capital
The Company’s Articles of Association do not contain conditions governing changes in the capital more stringent than those contained in the Danish Companies Act.

There are no limitations on the right of non-resident or foreign owners to hold or vote the B shares or the ADRs imposed by the laws of Denmark or the Articles of Association of the Company.
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Exhibit 2.2 2021 - Novo Nordisk